PRINCIPAL SUBSIDIARIES
Principal Subsidiaries(1)

		Carrying
As at October 31, 2007 ($ millions)	Principal office	value of shares

Canadian
BNS Capital Trust	Toronto, Ontario	$122

BNSII Group	Toronto, Ontario	$10,014
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario
BNS Investments Inc.	Toronto, Ontario

Dundee Bank of Canada	Toronto, Ontario	$260

Maple Trust Company	Toronto, Ontario	$258

National Trustco Inc.	Toronto, Ontario	$468
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$60

Scotia Capital Inc.	Toronto, Ontario	$290

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$14

Scotia Life Insurance Company	Toronto, Ontario	$93

Scotia Mortgage Corporation	Toronto, Ontario	$255

Scotia Securities Inc.	Toronto, Ontario	$500

Scotiabank Capital Trust(2)	Toronto, Ontario	$6

Scotiabank Subordinated Notes Trust(2)	Toronto, Ontario	$1

Travelers Leasing Corporation	Burnaby, British Columbia	$59

TradeFreedom Securities Inc.	Montreal, Quebec	$25

International
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$140

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$6,789
BNS International (Barbados) Limited	Warrens, Barbados
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	$324
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Dehring, Bunting & Golding Limited (55.3%)	Kingston, Jamaica

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.3%)	Mexico, D.F., Mexico	$1,939

Nova Scotia Inversiones Limitada	Santiago, Chile	$415
Scotiabank Sud Americano, S.A. (98.8%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York		(3)

Scotia Holdings (US) Inc.	Houston, Texas		(4)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas

Scotia International Limited	Nassau, Bahamas	$802
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$167

Scotiabank El Salvador, S.A. (99.4%)	San Salvador, El Salvador	$310

Scotiabank Europe plc	London, England	$2,107

Scotiabank Peru S.A.A. (77.8%)	Lima, Peru	$552

Scotiabank Trinidad & Tobago Limited (50.9%)	Port of Spain, Trinidad	$130

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.

(2)	In terms of current accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.

(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
142   2007 SCOTIABANK ANNUAL REPORT